Exhibit 1

                                               Contact:  Susie Ter-Jung
                                                         Bunge Limited
                                                         1-914-684-3398
                                                         susieter-jung@bunge.com


              Bunge Reports Third Quarter Net Income of $89 Million and Third Quarter Fully Diluted Earnings per Share of $0.88


WHITE PLAINS, NY - October 30, 2003 - Bunge Limited (NYSE: BG) reported third quarter 2003 net income of $89 million, or fully diluted earnings per share
(EPS) of $0.88, compared to net income of $95 million, or fully diluted EPS of $0.95, in the third quarter of 2002. For the third quarter of 2003, compared to the same period last year:

     o   Volumes grew 35% to 29 million metric tons

     o   Net income decreased 6% to $89 million

Robust earnings in Bunge's fertilizer and food products divisions helped offset weakness in its agribusiness division, particularly in oilseed processing, where profitability suffered as a result of the reduced supply of raw materials due to short 2002/2003 crops and a sharp reduction in the outlook for the 2003/2004 U.S. soybean harvest. Results in the fertilizer division improved due to increased sales of fertilizer and raw materials and higher selling prices. Fertilizer selling prices rose due to higher international raw material prices. Results in the food products division strengthened primarily due to the Cereol acquisition and margin improvements in the Brazilian edible oils business. Bunge's results for the third quarter of 2002 benefited significantly from the effects of a 27% devaluation of the Brazilian real on local currency operating expenses. Bunge's results for the third quarter and nine months ended September 30, 2003, include Cereol, acquired in October 2002.

Alberto Weisser, Bunge's Chairman and Chief Executive Officer, commented: "This quarter shows the value of the Cereol acquisition and our product balance. We were able to partially offset a very volatile operating environment in agribusiness with strong results in our fertilizer and edible oils businesses. Demand remains solid in all three of our divisions despite the short crop which affected North American agribusiness.

"In this quarter we also completed two important steps in our Asian strategy. We acquired an additional oilseed processing plant in India and the edible oils business of Hindustan Lever, further developing our ability to deliver quality oils and margarine to the largest import market for edible oil in the world."

Financial Performance


Third Quarter Results

Agribusiness

Sales volumes increased 42%, and gross profit decreased 54%, or $181 million, from the same period last year in Bunge's agribusiness division. Income from operations in Bunge's agribusiness division decreased 75%, or $213 million, to $71 million. A reduction in foreign exchange losses on U.S. dollar denominated debt financing commodity inventories, included in non-operating income (expense)-net, substantially offset the reduction in income from operations. Sales volumes increased in grain origination, oilseed processing and international marketing due to the Cereol acquisition and increased sales to Asia and Europe. Margins in North America and Western Europe were adversely affected by the reduced supply of raw materials due to short 2002/2003 crops and reduced capacity utilization. In addition, a sharp reduction in the outlook for the 2003/2004 U.S. soybean harvest decreased the effectiveness of the company's hedging strategy. Over a period of only one month, market expectations changed dramatically from anticipating one of the largest U.S. soybean crops ever, to one of the smallest in recent years. The change in crop outlook, which caused substantial price volatility, was due to hot and dry conditions during the critical period for soybean pod formation. Margins in South America returned to more normal levels from the higher margins experienced in the third quarter of last year.


Fertilizer

Sales volumes increased 10%, and gross profit increased 27%, or $27 million, from the same period last year in Bunge's fertilizer division. Income from operations in Bunge's fertilizer division increased 18%, or $13 million, to $85 million, a record for this segment. Sales of retail fertilizer products were robust, as South American farmers increased their acreage in reaction to higher soybean prices. Animal nutrient sales volumes benefited from a strong export market for Brazilian meat products. Average selling prices also increased as international prices for raw materials rose and products are priced to import parity.


Food Products

Sales volumes increased 29%, and gross profit increased 38%, or $22 million, from the same period last year in Bunge's food products division. Income from operations in Bunge's food products division increased 43%, or $9 million, to $30 million, reflecting improved results in both the edible oil and milling and baking products segments. Results in the edible oil products segment rose due to the acquisition of Cereol and higher margins in Bunge's margarines and mayonnaise business in Brazil. In Brazil, new branding and packaging strategies, as well as cost cutting and portfolio rationalization measures, drove this improvement.

Saipol

On July 3, 2003, Bunge completed the sale of Lesieur to Saipol, Bunge's existing joint venture with Sofiproteol (the financial arm of the French oilseed farmers' association). Bunge received (euro)211 million (approximately $240 million) in cash and repayment of Lesieur intercompany debt owed to Cereol at closing. Bunge used the net cash proceeds from this transaction to reduce outstanding indebtedness.

Operating Performance (formerly Operating Results)(1)

Operating performance is a non-GAAP measure that adjusts income from operations to include the financial costs of carrying operating working capital, including foreign exchange and interest on debt financing operating working capital. Operating performance decreased 18% to $172 million in the third quarter of 2003 from $211 million in the same period in 2002, primarily due to the decline in income from operations in the agribusiness segment, partially offset by a significant decrease in foreign exchange losses on the company's U.S. dollar denominated debt in Brazil.

Non-operating Income (Expense) - net

Non-operating income (expense) - net consisted of:

                                                                   Quarter Ended
     (US$ in millions)                                       September 30,
                                                      --------------------------
                                                          2003          2002
                                                      ------------  ------------
     Interest income                                      $ 46         $  19
     Interest expense                                      (54)          (33)
     Interest expense on debt financing readily
        marketable inventories                              (3)           (9)
     Foreign exchange gains (losses)                        (1)         (159)
     Other income                                            -             5
                                                      ------------  ------------
        Total non-operating income (expense) - net        $(12)        $(177)
                                                      ============  ============


Non-operating income (expense) - net improved by $165 million from an expense of $177 million to $12 million, primarily due to a decrease in foreign exchange losses in Brazil on U.S. dollar denominated debt. The Brazilian real devalued 2% against the U.S. dollar in the third quarter of 2003, compared to a devaluation of 27% in the same period last year. Partially offsetting the improvement was higher interest expense on increased debt incurred to acquire Cereol and debt assumed in the acquisition. Also, in the latter half of 2002 and May 2003, Bunge issued long-term debt at relatively higher interest rates to reduce its reliance on short-term debt and finance the current portion of long-term debt coming due. Interest income increased primarily due to higher levels of invested cash.


Net Income

Net income decreased to $89 million in the third quarter of 2003 from $95 million in the third quarter of 2002. Net income in the third quarter of 2003 included a non-cash gain,



-----------------------
(1) Operating performance is a non-GAAP measure, and it is not intended to replace income from operations. The information required by Regulation G under the Securities Exchange Act of 1934, including a reconciliation to the most directly comparable U.S. GAAP measure, is included in the tables attached to this press release.

net of tax, of $11 million relating to the curtailment of certain postretirement benefit plans.


Nine Month Results

Sales volumes increased 34%, and gross profit decreased 10% in the nine months ended September 30, 2003, over the same period last year. Income from operations decreased 20% to $504 million. Income from operations included a $111 million gain on the sale of Bunge's Brazilian soy ingredients business to The Solae Company, Bunge's joint venture with DuPont. Agribusiness segment income from operations decreased from last year, primarily due to inventory mark-to-market losses in South America that resulted from the appreciation of the Brazilian real and Argentine peso. Substantially offsetting these losses were increases in net foreign exchange gains on U.S. dollar denominated debt financing commodity inventories, which are included in non-operating income (expense)-net. Weakness in North American and Western European oilseed processing margins and a return to more normal margins in South America also contributed to the decrease. Growth in international marketing continued with a 29% increase in volumes. The fertilizer segment benefited from better margins in all business lines due to higher selling prices. Results in the food products division exceeded last year, primarily due to the inclusion of Cereol's operations in this division and margin improvements in Bunge's margarines and mayonnaise business in Brazil.

Operating Performance (formerly Operating Results)(2)

Operating performance increased 42% to $520 million in the first nine months of 2003 from $366 million in the same period in 2002, primarily due to the $111 million gain on sale of Bunge's Brazilian soy ingredients business to The Solae Company. Excluding the gain, operating performance increased 12% to $409 million due to improvements in income from operations in the fertilizer and edible oil products segments. These positive contributions were partially offset by the decline in agribusiness income from operations.



-----------------------
(2) The information required by Regulation G under the Securities Exchange Act of 1934, including a reconciliation to the most directly comparable U.S. GAAP measure, is included in the tables attached to this press release.

Non-operating Income (Expense) - net

Non-operating income (expense) - net consisted of:

                                                               Nine Months Ended
     (US$ in millions)                                       September 30,
                                                      --------------------------
                                                          2003          2002
                                                      ------------  ------------
     Interest income                                     $ 104         $  71
     Interest expense                                     (157)         (103)
     Interest expense on debt financing readily
        marketable inventories                             (11)          (21)
     Foreign exchange gains (losses)                        76          (243)
     Other income                                            4            13
                                                      ------------  ------------
        Total non-operating income (expense) - net       $  16         $(283)
                                                      ============  ============


Non-operating income (expense) - net, improved by $299 million, from an expense of $283 million to income of $16 million, primarily due to foreign exchange gains in Brazil on the company's U.S. dollar denominated debt. The Brazilian real appreciated 21% against the U.S. dollar in the first nine months of 2003 versus a devaluation of 40% in the same period last year. Partially offsetting the improvement was higher interest expense on increased debt incurred to acquire Cereol and debt assumed in the acquisition. Interest income increased primarily due to higher levels of invested cash.

Net Income

Net income for the nine months ended September 30, 2003, increased to $311 million from $158 million for the nine months ended September 30, 2003, primarily due to the $111 million, or $1.10 per fully diluted share, gain on the sale of the Brazilian soy ingredients business and improved earnings from the fertilizer and food products divisions.

Net income for the nine months ended September 30, 2003, also benefited from non-cash gains, net of tax, of $17 million, or $0.17 per fully diluted share, relating to curtailment of certain of the company's postretirement benefit plans. Net income for the same nine-month period in 2002 was increased by $15 million, or $0.16 per fully diluted share, as a result of tax credits relating to refunds of prior years' taxes and reversals of deferred tax asset valuation allowances.

In 2002, Bunge recorded a goodwill impairment charge of $14 million, net of tax, as a cumulative effect of change in accounting principles, resulting from the adoption of SFAS No. 142, Goodwill and Other Intangibles, and a $9 million charge, net of tax, resulting from the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations.

Net Financial Debt(3)

Net financial debt at September 30, 2003, decreased by $849 million to $2,072 million from December 31, 2002, primarily due to the use of cash flow from operations and the net proceeds of $491 million received on the sales of Bunge's Brazilian soy ingredients business to The Solae Company and Lesieur to Saipol to reduce outstanding indebtedness.


Outlook

Bill Wells, Chief Financial Officer, stated: "We expect continued strong performance in fertilizer and food products during the fourth quarter of 2003 to help offset weakness in North American agribusiness.

"Higher prices due to the short U.S. crop are favorable for farmers in South America and record acreage is being planted. Well-capitalized farmers are also a positive indicator for our fertilizer business. Large crops of sunflower in Eastern Europe, canola in Canada and soy in India will potentially benefit our edible oils business as we move forward into 2004.

"In light of this outlook, we are providing earnings guidance for the fourth quarter of $59 to $69 million, or $0.58 to $0.68 per fully diluted share, and increasing guidance for the full year by $10 million to $370 to $380 million, or $3.67 to $3.77 per fully diluted share, based on 100.9 million fully diluted shares. Guidance for the full year includes a $111 million gain on the sale of Bunge's soy ingredients business to The Solae Company."


Conference Call and Webcast Information

Bunge Limited's management will host a conference call at 10:00 a.m. EST on October 30, 2003, to discuss the company's third quarter results.

To listen to the conference call, please dial (800) 478-6251, or, if located outside of the United States, dial (913) 981-5558. Please dial in five to 10 minutes before the scheduled start time. When prompted, enter passcode number 597955. The conference call will also be available live on the company's Web site at www.bunge.com.

To access the webcast, go to the Bunge Web site and select "Upcoming Events" from the left navigation menu. Click the "Webcast" link for the "Q3 2003 Bunge Limited Conference Call," and follow the prompts to access the event. Please go to the Web site at least 15 minutes prior to the call to register and to download and install any necessary audio software.

For those who cannot listen to the live broadcast, a replay of the call will be available beginning at 2:00 p.m. EST on October 30 and continuing through November 30, 2003. To listen to the replay, please dial (888) 203-1112, or, if located outside of the United States, dial (719) 457-0820. When prompted, enter passcode number 597955. A



-----------------------
(3) Net financial debt is a non-GAAP measure, and it is not intended to replace total debt. The information required by Regulation G under the Securities Exchange Act of 1934, including a reconciliation to the most directly comparable U.S. GAAP measure, is included in the tables attached to this press release.

rebroadcast of the conference call will also be available on the company's Web site beginning at 2:00 p.m. EST on October 30 and continuing through 12:00 p.m. EST on November 30, 2003.

To locate the rebroadcast on the Web site, select "News & Information" from the left navigation menu. Open the "Audio Archive" subcategory and select the "Webcast" link for the "Q3 2003 Bunge Limited Conference Call." Follow the prompts to access the replay.

About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities and primary operations in North America, South America and Europe. Founded in 1818 and headquartered in White Plains, New York, Bunge has 24,000 employees and locations in 29 countries. Bunge is the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and alliances; estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; agricultural, economic and political conditions in the primary markets where we operate; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

Summary of Results
(In millions, except volumes, per share data and percentages)
--------------------------------------------------------------------------------

                                                Quarter Ended
                                         --------------------------    Percent
                                          09/30/2003    09/30/2002     Change
                                         ------------  ------------  -----------
Volumes (in thousands of metric tons)         28,952        21,374         35%
Net sales                                     $5,826        $3,603         62%
Gross profit                                     364           496       (27)%
Income from operations                           181           364       (50)%
Non-operating income (expense) - net             (12)         (177)      (93)%
Income tax expense                               (47)          (65)      (28)%
Income before minority interest                  122           122          -%
Minority interest                                (33)          (27)        22%
Net income                                    $   89        $   95        (6)%

Earnings per common share - basic:
Net income per share                          $  .89        $  .96        (7)%

Weighted average number of shares
  outstanding                             99,812,000    99,250,814

Earnings per common share - diluted:
Net income per share                          $  .88        $  .95        (7)%

Weighted average number of shares
  outstanding                            101,223,850   100,017,645

--------------------------------------------------------------------------------
Other Data
Operating performance (1)                        172           211       (18)%

                                           At Sept. 30,    At Dec. 31,
                                          --------------  -------------
                                                2003          2002
                                          --------------  -------------
Net financial debt (1)                        $2,072        $2,921       (29)%
Net financial debt less readily
  marketable inventories (1)                     509         1,404       (64)%
Readily marketable inventories (2)             1,563         1,517          3%
--------------------------------------------------------------------------------

(1) Operating performance, net financial debt and net financial debt less readily marketable inventories are non-GAAP financial measures. Management uses these non-GAAP measures for purposes of assessing profitability and performance (in the case of operating performance) and leverage capacity and solvency (in the case of net financial debt and net financial debt less readily marketable inventories). In accordance with Regulation G, a reconciliation of these measures to the most directly comparable U.S. GAAP measure is provided in the section "Reconciliation of Non-GAAP Financial Measures," included in this release.

(2) Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.

Summary of Results
(In millions, except volumes, per share data and percentages)
--------------------------------------------------------------------------------

                                              Nine Months Ended
                                         --------------------------    Percent
                                          09/30/2003    09/30/2002     Change
                                         ------------  ------------  -----------
Volumes (in thousands of metric tons)         79,790        59,500         34%
Net sales                                    $15,936        $9,390         70%
Gross profit                                     898         1,000       (10)%
Income from operations (1)                       504           629       (20)%
Non-operating income (expense) - net              16          (283)     (106)%
Income tax expense                              (131)         (104)        26%
Income before minority interest                  389           242         61%
Minority interest                                (78)          (61)        28%
Income before cumulative effect of change
  in accounting principles                       311           181         72%
Cumulative effect of change in accounting
  principles, net of tax of $6 (2002) (2)          -           (23)
Net income                                   $   311        $  158         97%

Earnings per common share - basic:
Income before cumulative effect of change
  in accounting principles                   $  3.12        $ 1.91         63%
Cumulative effect of change in accounting
  principles (2)                                   -          (.24)
                                         ------------  ------------
Net income per share                         $  3.12        $ 1.67         87%
                                         ============  ============

Weighted average number of shares
  outstanding                             99,699,001    94,743,716

Earnings per common share - diluted:
Income before cumulative effect of change
  in accounting principles                   $  3.08        $ 1.90         62%
Cumulative effect of change in accounting
principles (2)                                     -          (.25)
                                         ------------  ------------
Net income per share                         $  3.08       $  1.65         87%
                                         ============  ============

Weighted average number of shares
  outstanding                            100,878,968    95,525,329

--------------------------------------------------------------------------------
Other Data
Operating performance (3)                        520           366         42%

--------------------------------------------------------------------------------

(1) Income from operations for the nine months ended September 30, 2003, includes a $111 million gain on the sale of Bunge's Brazilian soy ingredients business to The Solae Company.

(2) Effective January 1, 2002, Bunge adopted SFAS No. 142, Goodwill and Other Intangibles. As a result of the SFAS No. 142 adoption, in the first quarter of 2002, Bunge recorded a charge of $14 million, net of tax, representing a write-off of goodwill in the milling and baking products segment, as a cumulative effect of a change in accounting principle. Effective January 1, 2002, Bunge adopted SFAS No. 143, Accounting for Asset Retirement Obligations. As a result of the early adoption of SFAS No. 143, Bunge recorded a cumulative effect of a change in accounting principle charge of $9 million, net of tax.

(3) Operating performance is a non-GAAP financial measure. Management uses this non-GAAP measure for purposes of assessing profitability and financial performance. In accordance with Regulation G, a reconciliation to the most directly comparable U.S. GAAP measure is provided in the section "Reconciliation of Non-GAAP Financial Measures," included in this release.

Segment Results
(In millions, except volumes and percentages)
------------------------------------------------------------------------------------------------

                                       Bunge Limited and Consolidated
                                                Subsidiaries                        Cereol (2)
                                                Quarter Ended                     Quarter Ended
                                         --------------------------    Percent   ---------------
                                          09/30/2003    09/30/2002     Change      09/30/2003
                                         ------------  ------------  -----------  ------------
Volumes (in thousands of metric tons)
   Agribusiness                               23,185        16,349         42%        2,765
   Fertilizer                                  4,065         3,708         10%            -

   Edible Oil Products                           769           401         92%          342
   Milling and Baking Products (1)               933           882          6%            -
   Other (1)                                       -            34      (100)%            -
                                         ------------  ------------               ------------
        Food Products                          1,702         1,317         29%          342
                                         ------------  ------------               ------------
Total                                         28,952        21,374         35%        3,107
                                         ============  ============               ============

Gross Profit
   Agribusiness                                 $157          $338       (54)%          $30
   Fertilizer                                    127           100         27%            -

   Edible Oil Products                            54            21        157%           26
   Milling and Baking Products (1)                26            27        (4)%            -
   Other (1)                                       -            10      (100)%            -
                                         ------------  ------------               ------------
        Food Products                             80            58         38%           26
                                         ------------  ------------               ------------
Total                                           $364          $496       (27)%          $56
                                         ============  ============               ============
Income from Operations
   Agribusiness                                 $ 71          $284       (75)%          $12
   Fertilizer                                     85            72         18%            -

   Edible Oil Products                            18             2        800%            6
   Milling and Baking Products (1)                12            10         20%            -
   Other (1)                                       -             9      (100)%            -
                                         ------------  ------------               ------------
        Food Products                             30            21         43%            6
                                         ------------  ------------               ------------
   Unallocated                                    (5)          (13)                       -
                                         ------------  ------------               ------------
Total                                           $181          $364       (50)%          $18
                                         ============  ============               ============
Depreciation, Depletion and
 Amortization
   Agribusiness                                 $ 19          $ 16
   Fertilizer                                     15            13

   Edible Oil Products                             5             3
   Milling and Baking Products (1)                 4             4
   Other (1)                                       -             2
                                         ------------  ------------
        Food Products                              9             9
                                         ------------  ------------
Total                                           $ 43          $ 38
                                         ============  ============

------------------------------------------------------------------------------------------------

(1) In the first quarter of 2003, Bunge changed the name of its wheat milling and bakery products segment to "milling and baking products" in connection with the reclassification of its corn milling products business line from the "other" segment to the milling and baking products segment. As a result of this change, the other segment consisted of soy ingredients until its assets were sold in May 2003 to The Solae Company, Bunge's joint venture with DuPont. Third quarter 2002 amounts have been reclassified to reflect this change.

(2) Effective October 2002, Cereol is a consolidated subsidiary of Bunge, and its results of operations are included in Bunge's consolidated results of operations for the quarter ended September 30, 2003. Cereol's volume, gross profit and income from operations by segment, as prepared under U.S. GAAP, are being presented separately for informational purposes only.

Segment Results
(In millions, except volumes and percentages)
------------------------------------------------------------------------------------------------

                                       Bunge Limited and Consolidated
                                                Subsidiaries                          Cereol (2)
                                             Nine Months Ended                    Nine Months Ended
                                         ---------------------------   Percent   ------------------
                                          09/30/2003    09/30/2002     Change      09/30/2003
                                         ------------  ------------  ----------- -------------
Volumes (in thousands of metric tons)
   Agribusiness                              66,192         47,642         39%       8,757
   Fertilizer                                 8,343          7,999          4%           -

   Edible Oil Products                        2,451          1,150        113%       1,272
   Milling and Baking Products (1)            2,664          2,616          2%           -
   Other (1)                                    140             93         51%         105
                                         ------------  ------------              -------------
        Food Products                         5,255          3,859         36%       1,377
                                         ------------  ------------              -------------
Total                                        79,790         59,500         34%      10,134
                                         ============  ============               ============

Gross Profit
   Agribusiness                               $ 350       $    624        (44)%      $  65
   Fertilizer                                   275            214         29%           -

   Edible Oil Products                          187             68        175%         110
   Milling and Baking Products (1)               68             72         (6)%          -
   Other (1)                                     18             22        (18)%          8
                                         ------------     ---------              -------------
        Food Products                           273            162         69%         118
                                         ------------     ---------              -------------
Total                                         $ 898        $ 1,000        (10)%       $183
                                         ============     =========              =============

Income from Operations
   Agribusiness                               $ 121       $    470         (74)%     $  13
   Fertilizer                                   191            134          43%          -

   Edible Oil Products                           71             11         545%         42
   Milling and Baking Products (1)               23             25          (8)%         -
   Other (1)                                     11             17         (35)%         4
                                         ------------     ---------              ------------
        Food Products                           105             53          98%         46
                                         ------------     ---------              ------------
   Gain on Sale of Soy Ingredients              111              -                       -

   Unallocated                                  (24)           (28)                      -
                                         ------------     ---------              ------------
Total                                         $ 504         $  629        (20)%      $  59
                                         ============     =========              ============

Depreciation, Depletion and  Amortization
   Agribusiness                              $   66      $      45
   Fertilizer                                    41             45

   Edible Oil Products                           14             12
   Milling and Baking Products (1)               12              9
   Other (1)                                      -              7
                                         ------------     ---------
        Food Products                            26             28
                                         ------------     ---------
Total                                         $ 133         $   118
                                         ============     =========

-------------------------------------------------------------------------------
(1) In the first quarter of 2003, Bunge changed the name of its wheat milling and bakery products segment to "milling and baking products" in connection with the reclassification of its corn milling products business line from the "other" segment to the milling and baking products segment. As a result of this change, the other segment consisted of soy ingredients until its assets were sold in May 2003 to The Solae Company, Bunge's joint venture with DuPont. The first nine months of 2002 amounts have been reclassified to reflect this change.

(2) Effective October 2002, Cereol is a consolidated subsidiary of Bunge, and its results of operations are included in Bunge's consolidated results of operations for the nine months ended September 30, 2003. Cereol's volume, gross profit and income from operations by segment, as prepared under U.S. GAAP, are being presented separately for informational purposes only.

Reconciliation of Non-GAAP Financial Measures

This earnings release contains "non-GAAP financial measures" as this term is defined in Regulation G. In accordance with Regulation G, Bunge has reconciled the most directly comparable U.S. GAAP measure to the non-GAAP financial measures.

Operating Performance

Below is a reconciliation of income from operations to operating performance:

                                                                          Quarter Ended
                                                                -----------------------------------
 (US$ in millions)                                                09/30/2003         09/30/2002
                                                                ---------------    ----------------
 Income from operations                                                  $181               $364
 Net interest expense allocated to working capital                          1                (18)
 Foreign exchange allocated to working capital                            (10)              (135)
                                                                ---------------    ----------------
 Operating performance                                                   $172               $211
                                                                ===============    ================


                                                                        Nine Months Ended
                                                                -----------------------------------
 (US$ in millions)                                                 09/30/2003           09/30/2002
                                                                ---------------    ----------------
 Income from operations                                                 $504              $629
 Net interest expense allocated to working capital                       (38)              (52)
 Foreign exchange allocated to working capital                            54              (211)
                                                                ---------------    ----------------
 Operating performance                                                  $520              $366
 Gain on sale of soy ingredients                                        (111)                -
                                                                ---------------    ----------------
 Operating performance, excluding gain on sale                          $409              $366
                                                                ===============    ================

Operating performance is income from operations reduced by an allocation of net interest expense (interest income less interest expense) attributable to the financing of operating working capital, including interest expense on debt financing readily marketable inventories, and increased by the net interest income on advances made to farmers. In addition, a portion of the foreign exchange results relating to debt financing operating working capital, including readily marketable inventories, is added for gains or deducted for losses from income from operations to derive operating performance. This measure was titled "operating results" in our earnings releases prior to the first quarter of 2003. Operating performance is a key performance measurement used by management to evaluate whether profitability covers financing costs of operations. Management believes operating performance is a more complete measure of Bunge's operating profitability, since it allocates the cost of debt financing working capital, including the related foreign exchange gains or losses, to operating rather than non-operating activities. Operating performance is not a measure of operating results under U.S. GAAP and should not be considered as an alternative to income from operations or any other measure of operating results under U.S. GAAP.

Net Financial Debt

Below is a reconciliation of total long-term and short-term debt to net financial debt and to net financial debt, less readily marketable inventories:


                                                                        At Sept. 30,        At Dec. 31,
                                                                        ---------------    ----------------
         (US$ in millions)                                                   2003               2002
                                                                        ---------------    ----------------
         Short-term debt                                                   $   671              $1,250
         Long-term debt, including current portion                           1,916               2,153
                                                                        ---------------    ----------------
         Total debt                                                          2,587               3,403
         Less:
           Cash and cash equivalents                                           501                 470
           Marketable securities                                                14                  12
                                                                        ---------------    ----------------
         Net financial debt                                                  2,072               2,921
         Less: Readily marketable inventories                                1,563               1,517
                                                                        ---------------    ----------------
         Net financial debt less readily marketable inventories            $   509              $1,404
                                                                        ===============    ================


Net financial debt is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents and marketable securities. Net financial debt is presented because management believes it represents a meaningful measure of Bunge's leverage capacity and solvency. Net financial debt is not a measure of solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency.

Net financial debt less readily marketable inventories ("Net financial debt less RMI") is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents, marketable securities and readily marketable inventories. This measure was titled "adjusted net financial debt" in our earnings releases prior to the first quarter of 2003. Net financial debt less RMI is presented because management believes it represents a more complete picture of Bunge's leverage capacity and solvency since it adjusts for readily marketable inventories. Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Net financial debt less RMI is not a measure of leverage capacity and solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency.









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